FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 27, 2023	By...../s/........Sachiho Tanino.........................
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Retained Earnings Dividend (Interim Dividend) and Revision to Projected Dividend for Fiscal Year Ending December 31, 2023 (the 123rd Business Term)

July 27, 2023

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (Prime Market) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Retained Earnings Dividend (Interim Dividend) and

Revision to Projected Dividend for Fiscal Year Ending December 31, 2023 (the 123rd Business Term)

At a Board of Directors meeting held on July 27, 2023, Canon Inc. (the “Company”) passed resolutions regarding retained earnings dividend (Interim dividend) and revision to projected dividend for the fiscal year ending December 31, 2023 (the 123rd Business Term) as follows.

1.	Retained Earnings Dividend (Interim Dividend) Details

	Determined amount	Most recent dividend forecast (Announced April 26, 2023)	Previous period result (Fiscal year 2022)
Record date	June 30, 2023	June 30, 2023	June 30, 2022
Dividend per share	70 yen	60 yen	60 yen
Total dividend amount	69,939 million yen		61,809 million yen
Effective date	August 25, 2023		August 26, 2022
Dividend resource	Retained earnings		Retained earnings

2.	Reason for Revision

The Company’s basic policy is to provide a stable and active return to shareholders, mainly in the form of dividends, taking into consideration medium-term profit forecasts along with planned future investment, cash flow and other factors.

The Company’s consolidated sales and profit for the fiscal year ending December 31, 2023 (the 123rd Business Term), are projected to significantly exceed those of last year. This reflects continued strong demand for the Company’s products, evidenced by continued growth of new businesses, such as network cameras, medical, and commercial printing, and the support of steadily performing camera and office printing businesses.

As the Company’s consolidated performance in the first half of this year was basically in line with its plan, the Company resolved to increase its interim dividend by 10 yen per share to 70 yen, and its projected dividend for the fiscal year by 20 yen to 140 yen.

3.	Details of Revision to Projected Dividend for Fiscal Year

Dividend per share (yen)
Record date	2nd quarter-end	Year-end	Full Year
Previous projection	60 yen	60 yen	120 yen
Current projection		70 yen	140 yen
Actual	70 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2022)	60 yen	60 yen	120 yen

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.